



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 10, 2003

M. Edith Bertoletti, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498

Act	1934
Section	Reg M
Rule	101
Public Availability	June 11, 2003

Re: Federative Republic of Brazil
File No. TP 03-84

Dear Ms. Bertoletti:

In your letter dated June 9, 2003, as supplemented by conversations with the staff, you request on behalf of Goldman Sachs & Co. and Deutsche Bank Securities, Inc. (together, the Underwriters) and their affiliates an exemption from Rule 101 of Regulation M in connection with an offering by Brazil (Offering) of a new issue of U.S. dollar-denominated unsecured global bonds due 20013 (New Bonds). Specifically, you seek an exemption to permit the Underwriters and their affiliates to act as market makers in the New Bonds while participating in the distribution of the New Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Underwriters and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of New Bonds during the applicable restricted period for the distribution of the further issue of New Bonds. In particular, this exemption is based on the facts that: Brazil is a sovereign government whose financial affairs are widely reported on; Brazil's public sector external debt aggregated approximately U.S. $64.8 billion in principal amount; the market for the New Bonds is expected to be highly liquid and to have considerable depth of trading; the Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers; the Underwriters estimate that daily purchases and sales of the New Bonds by the Underwriters and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the New Bonds; the New Bonds trade primarily on the basis of a spread to the United States Treasury security with a corresponding maturity, in a manner similar to trading in investment grade debt securities; bid and ask prices for the New Bonds in the OTC market are widely available, via display on interdealer broker screens on Telerate, Reuters and Bloomberg electronic information services; the New Bonds are expected to be rated B+ by Standard & Poor's Corporation and B2 by Moody's Investor Services, Inc.; and the Offering will be made pursuant to Brazil's effective shelf registration statement filed with the Commission under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The Underwriters shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the New Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of transaction;

   b. the exchange, quotation system, or other facility through which the transactions occurred; and

   c. whether the transactions were made for a customer account or a proprietary account.

   The records required pursuant to this exemption shall be maintained by the Underwriters for at least two years from the date of the termination of the Offering.

2. The prospectus supplement for the Offering shall disclose that the Underwriters and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Underwriters and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

Attachment

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

June 9, 2003

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano
(Assistant Director)

Re: The Federative Republic of Brazil ("Brazil") – Cash Offering of New Bonds Due 2013

Dear Mr. Brigagliano:

We are writing to the Securities and Exchange Commission (the "Commission") on behalf of Goldman, Sachs & Co. ("Goldman Sachs") and Deutsche Bank Securities Inc. ("Deutsche Bank", and together with Goldman Sachs, the "Underwriters") and certain affiliates[1] of the Underwriters to request an exemption from Rule 101 ("Rule 101") of Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriters and their affiliates in connection with a proposed offering (the "Offering") by Brazil of a new issue of U.S. dollar-denominated unsecured global bonds due 2013 (the "New Bonds"). The size of the New Bonds issue is currently expected to be at least U.S.$ 1 billion principal amount. Settlement of the Offering is expected to occur five business days after pricing.

---

1 For purposes of this letter, "affiliate" means any person that directly or indirectly controls, is controlled by, or is under common control with either of the Underwriters.

I. FACTS

The Offering of New Bonds

The New Bonds are proposed to be offered by the Underwriters in a firm commitment underwriting, with closing expected to take place in mid-June 2003. The Offering will be made pursuant to Brazil's effective shelf registration statement on Schedule B to the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Offering will be described more fully in a prospectus supplement to be prepared in connection with the Offering. The New Bonds are expected to be listed on the Luxembourg Stock Exchange.

Brazil's External Debt

On April 30, 2003, Brazil's consolidated net public sector external debt aggregated approximately R$187.4 billion (approximately US$64.8 billion) in principal amount. Attached as Annex A is a table that provides more detail with respect to Brazil's external debt.

Each of the outstanding bonds listed in Annex B (such bonds are referred to as the "Bonds") is currently rated B+ by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, and B2 by Moody's Investor Services, Inc., either actually or implicitly, and the New Bonds are expected to have the same ratings.

Market for the New Bonds

The principal market for trading in the Bonds in the United States and outside the United States is (or, in the case of the New Bonds, is expected to be) the over-the-counter interdealer market (the "OTC Market"). In addition, certain of the Bonds are listed (and the New Bonds are expected to be listed) on the Luxembourg Stock Exchange, although they do not or, in the case of the New Bonds, are not expected to, trade actively on such exchange.

The Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers. The Underwriters act as market makers in other debt securities issued by Brazil (and are expected to act as market makers in the New Bonds) in connection with their general trading activities. The Underwriters estimate that daily purchases and sales of the New Bonds by the Underwriters and their affiliates will not on average account for more than 25% of the average daily trading volume in the New Bonds. Bid and ask prices for the New Bonds in the OTC Market are expected to be widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the New Bonds are not expected to be rated investment grade by a nationally recognized statistical rating organization (like other long-term foreign currency Bonds of Brazil, the New Bonds are expected to be rated B2 by Moody's Investor Services, Inc. and B+ by Standard & Poors), the Underwriters have informed us that the New Bonds are expected to trade primarily on the basis of a spread to U.S. Treasury securities with corresponding maturities, in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriters have informed us that the New Bonds are expected to generally trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities. Finally, the Underwriters believe that spreads for Brazil's outstanding Bonds and the New Bonds will be generally closely correlated; this means as a practical matter that purchases of the New Bonds are unlikely to significantly affect the spreads at which the New Bonds trade, since those spreads will be compared by the market to spreads for Brazil's outstanding global bonds.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

If the Underwriters do not acquire any New Bonds pursuant to the Offering, their participation in the distribution will be completed by the time the pricing terms of the Offering are announced and trading in the New Bonds commences; in that case, Rule 101 would not restrict the trading activities of the Underwriters with respect to the New Bonds. However, this alternative is not practicable and the Underwriters believe that their failure to participate in the market alongside other investors would create concern in the market and disrupt an otherwise orderly process. Moreover, if the Underwriters do not acquire an initial inventory of New Bonds or do not purchase New Bonds for their own account (or for any discretionary account they manage) pursuant to the Offering, it will be extremely difficult for them to immediately begin making a market in the New Bonds. Because the market would be relying on the Underwriters to provide additional liquidity during the first few hours and days of trading in the New Bonds, their failure to do so could disrupt an otherwise orderly market, with potentially serious consequences for the market in the New Bonds. For these reasons, the Underwriters believe that they will have to participate in the Offering.

Despite the importance of the Underwriters' participation in the Offering (which would enable them to build a reasonable initial long position so that they could act as market makers), Rule 101 might be construed to impose restrictions on their trading activity that will render market making impracticable; as mentioned above, this could disrupt an otherwise orderly market during the first few hours and days of trading, with potentially serious adverse consequences for the market in the New Bonds.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriters are unlikely to have a significant impact on the price of the New Bonds, due to

(i) the expected high liquidity and significant depth of the trading market in the New Bonds, particularly in light of the large aggregate principal amount of the New Bonds expected to be outstanding (at least U.S.$1 billion),

(ii) the large number of dealers expected to regularly place bids and offers for, or continuously making markets in, the New Bonds,

(iii) the fact that the New Bonds are expected to generally trade primarily on the basis of spreads to the U.S. Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities),

(iv) the fact that the New Bonds are expected to generally trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, and

(v) the fact that the spread at which the New Bonds trade will be generally closely correlated to the spreads at which Brazil's outstanding global bonds trade, all as described in greater detail in the preceding section of this letter.

(b) The New Bonds will be actively traded securities, with an average daily trading volume, or ADTV, estimated by the Underwriters at approximately U.S.$ 25 million (based on a minimum deal size of U.S.$1 billion) and a minimum public float of U.S.$1 billion in aggregate principal amount. These figures are many orders of magnitude larger than the minimum ADTV (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an ADTV of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of fixed income securities such as the New Bonds.

(c) Although the New Bonds are not expected to be rated investment grade (but, rather, are expected to be rated B2/B+), the Underwriters believe that the New Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the New Bonds as well.

(d) Brazil is a sovereign whose financial affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be predominantly institutional.

(e) Previously, when Brazil, Argentina, Colombia, Mexico and Panama conducted global bond offerings, the underwriters were granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act) to allow them to trade in the new global bonds being distributed under similar circumstances[2]. The policy reasons underlying

---

[2] See, e.g., *Federative Republic of Brazil*, SEC No-Action letter (April 29, 2003); *The Republic of Colombia*, SEC No-Action Letter (December 2, 2002); *Federative Republic of Brazil*, SEC No-Action Letter (March 22, 2000); *Federative Republic of Brazil*, SEC No-Action Letter (January 21, 2000); and *Republic of Panama*, SEC No-Action Letter (November 18, 1998).

the exemptions given in those transactions should apply in this case as well.

* * *

Please call me at (212) 558-3580 or Andrew D. Soussloff at (212) 558-3681 with any questions you may have concerning this request.

Very truly yours,

M. Edith Bertoletti

Annex A

Brazil's External Debt

Brazil joint table

BANK FOR INTERNATIONAL SETTLEMENTS International Monetary Fund
Organisation for Economic Co-operation and Development THE WORLD BANK GROUP

Joint BIS-IMF-OECD-World Bank statistics on external debt (1)

Brazil

Data last updated 30 May 2003

(in millions of US dollars)	STOCKS (end of period)						FLOWS (2)			
	2001	2002				2003	2001	2002	2002	
	December	March	June	September	December	March	Year	Year	Third Quarter	Fourth Quarter
External debt - all maturities										
A Bank loans (3)	64,257	63,387	62,917	61,529	57,657		4,552	-8,883	-1,278	-5,333
B Debt securities issued abroad	59,558	60,984	62,900	61,907	61,200	62,882	6,592	-590	-787	-1,390
C Brady bonds	19,232	18,929	18,577	18,546	18,164	18,174	-5,974	-762	0	-382
D Non-bank trade credits (4)	7,826		8,416		8,082					
E Multilateral claims	27,873	27,691	34,551	38,437	41,949	45,847	8,235	12,349	4,044	2,780
F Official bilateral loans (DAC creditors)	3,961						472			
Debt due within a year										
G Liabilities to banks (5)	32,050	30,563	29,277	24,704	23,177					
H Debt securities issued abroad (6)	7,543	6,137	5,720	6,476	5,670	8,104				
I Non-bank trade credits (4)	1,630		1,997		2,035					
Memorandum items:										
J Total liabilities to banks (7) (locational)	94,999	95,804	95,572	91,876	87,526		853	-11,314	-3,474	-6,402
K Total liabilities to banks (6) (consolidated)	68,056	65,892	62,695	55,107	53,211					
L Total trade credits	13,651		14,898		14,544		298	-129		-305
M Total claims on banks (8)	47,374	48,740	45,673	44,195	40,471		377	-7,996	-1,406	-4,222
N International reserve assets (excluding gold)	35,739	36,585	41,852	38,237	37,683	42,187				

(see also Background summary matrix)

Notes:
(1) From creditor and market sources, except for data on Brady bonds which are from debtor sources, all currencies included
(2) Flow data for items B, C, E, F and L; exchange rate adjusted changes for items A, J and M; no data available for items D, G, H, I, K and N
(3) From BIS locational banking statistics, which are based on the country of residence of reporting banks
(4) Official and officially guaranteed. Break in series end 1998 due to reallocation of rescheduled export credits from line F to line D
(5) From BIS consolidated banking statistics, which are based on the country of head office of reporting banks and which include banks' holdings of securities
(6) Including debt securities held by foreign banks, which are also included in line G
(7) From BIS locational banking statistics, which are based on the country of residence of reporting banks and which include banks' holdings of securities
(8) From BIS locational banking statistics, which are based on the country of residence of reporting banks

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Table of Contents

- Current Ratings
- Profile
- Senior Unsecured
- Short-Term Debt
- Related Entities
- Ratings History
- Related Research
- Add to Portfolio

Ratings

Print ready

Brazil (Federative Republic of)

Current Ratings

Type	Credit Rating Date	Credit Rating Local Currency	Date	Credit Ra For
Credit rating	29-Apr-2003	BB/Stable/B	29-Apr-2003	

Profile

Country:	Brazil
CINS:	105756, P18166, P75740, P8054W, P8054Z
CUSIP:	105756
NAICS:	Sovereign(999006)
Primary SIC:	Sovereign(9191)
Ticker:	1323Z@BZ
Credit Analyst:	Lisa Schineller, New York, (1) 212-438-7352

Senior Unsecured

Description	Rating/ Outlook/ Creditwatch	Date	(C
BRL2.52 bil NTN-H & NTN-P TR Index L-T debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL41.50 bil NTN-B & NTN-C Inflation Indexed L-T Debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL7.18 bil LTN L-T Debt prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL273.96 bil LFT Selic-Linked prog 10/22/2002: sr unsecd	BB	04-Nov-2002	
BRL74.62 bil NBC-E & NBC-F Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
BRL61.56 bil NTN-A, NTN-D, NTN-I, NTN-M & NTN-R Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
BRL90.46 mil BTN Dollar-Linked prog 10/22/2002: sr unsecd	B+	04-Nov-2002	
$723.299 mil 2.6275% MYDFA dep nt due 09/15/2007	B+	04-Nov-2002	
$354.299 mil 6% Brady Exit bnds due 09/15/2013	B+	04-Nov-2002	P181€
$10.491 bil step up collateralized brady bnds bnds due 04/15/2024	B+	06-Aug-2002	P181€
$2.15 bil 8.875% bnds due 04/15/2024	B+	06-Aug-2002	10575
$7.286 bil fltg rate callable brady bnds ser 30-U due 04/15/2024	B+	06-Aug-2002	
¥200 bil 3.75% bnds ser 12 due 08/28/2003	B+	02-Jul-2002	P8054
¥80 bil 4.75% Samaurai bnds ser 11 due 04/10/2007	B+	02-Jul-2002	P8054

EUR1 bil 9.5% nts due 01/24/2011	B+	02-Jul-2002	P8054
$1 bil 9.625% bnds due 07/15/2005	B+	02-Jul-2002	10575
$1.25 bil 11% bnds due 01/11/2012	B+	02-Jul-2002	10575
$1 bil 12% bnds due 04/15/2010	B+	02-Jul-2002	10575
EUR500 mil 11.5% bnds due 04/02/2009	B+	02-Jul-2002	P1816
$1.25 bil 11.5% nts due 03/12/2008	B+	02-Jul-2002	10575
$1.25 bil 9.375% bnds due 04/07/2008	B+	02-Jul-2002	10575
EUR383.47 mil 10% bnds due 04/23/2008	B+	02-Jul-2002	P8054
$3 bil 11.625% bnds due 04/15/2004	B+	02-Jul-2002	10575
$2 bil 14.5% nts due 10/15/2009	B+	02-Jul-2002	10575
$1.6 bil 12.25% bnds due 03/06/2030	B+	02-Jul-2002	10575
$1.5 bil 10.25% bnds due 01/11/2006	B+	02-Jul-2002	10575
¥60 bil 4.75% bnds ser 10 due 03/22/2006	B+	02-Jul-2002	P8054
EUR750 mil 9.5% bnds due 10/05/2007	B+	02-Jul-2002	P8054
$5.157 bil 11% bnds due 08/17/2040	B+	02-Jul-2002	10575
EUR1.25 bil 9% nts due 07/05/2005	B+	02-Jul-2002	P8054
EUR750 mil 11% bnds due 02/04/2010	B+	02-Jul-2002	P8054
$1 bil 12.75% global bnds due 01/15/2020	B+	02-Jul-2002	10575
EUR700 mil 12% nts due 11/17/2006	B+	02-Jul-2002	P8054
EUR500 mil 11.125% bnds due 09/30/2004	B+	02-Jul-2002	P8054
$1.5 bil 11.25% nts due 07/26/2007	B+	02-Jul-2002	10575
£150 mil 10% bnds due 07/30/2007	B+	02-Jul-2002	P8054
EUR387.343 mil 11% nts due 06/26/2017	B+	02-Jul-2002	P8054
$3.5 bil 10.125% bnds due 05/15/2027	B+	02-Jul-2002	10575
EUR511.29 mil 8% bnds due 02/26/2007	B+	02-Jul-2002	P8054
$2.22 bil Eligible Int Brady bnds due 04/15/2006	B+	02-Jul-2002	P1816
$3.794 bil debt Conversion Brady bnds due 04/15/2012	B+	02-Jul-2002	P8054
$2.024 bil var rate Par Brady bnds ser 30-U due 04/15/2024	B+	02-Jul-2002	P1816
$2.181 bil fltg rate Discount Brady bnds ser 30YR due 04/15/2024	B+	02-Jul-2002	P1816
$607.073 mil FLIRB bnds due 04/15/2009	B+	02-Jul-2002	P1816
$6.540 bil Capitalization Brady bnds due 04/15/2014	B+	02-Jul-2002	P1816
$1.562 bil New Money Brady bnds due 04/15/2009	B+	02-Jul-2002	P1816

Short-Term Debt

Description	Rating/ Outlook/ Creditwatch	Date
BRL40.99 bil LTN S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002
BRL13.62 bil NTN-D & NTN-I Dollar-linked prog S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002
BRL65.98 bil LFT Selic-Linked prog S-T Debt 10/22/2002: S-T debt	B	04-Nov-2002

Ratings History

Issuer Credit Rating

Date	Description	To

MEXICO AND VENEZUELA; ASSIGNS FIRST-TIME RATINGS TO BRADY BONDS OF BRAZIL, JORDAN, PHILIPPINES, POLAND AND URUGUAY

Issuer Details

Ticker:
Domicile: BRAZIL
Previous Name:

Broad Industry: SOVEREIGN
Specific Industry: SOVEREIGN

▸ *Related Issuers*

Analyst Information

Analyst: ▸Luis Ernesto Martinez-Alas
Phone Number: 212-553-1077
Backup Analyst: Mauro Leos
Managing Director: Vincent J. Truglia
Rating Group: Financial Institutions

Rating Information

LT Senior-Most Rating: B2, Aug 12 2002 , Senior Unsecured - Fgn Curr
ST Most Recent Rating:
Watchlist Status: No
Direction:
Date:

Current Rating List

48 records

Debt Id	*Class*	*Curr*	*Rating*	*Date*	*Action*	*Watch Direction/Date*
XS0049993123	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049985533	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049981201	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049977191	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049978165	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049993636	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0020116389	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0049993552	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
DE0001897502	Senior Unsecured	DEM	B2	12 AUG 2002	Downgrade	No
XS0077157575	Senior Unsecured	ITL	B2	12 AUG 2002	Downgrade	No
105756AE0	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0077157575	Senior Unsecured	ITL	B2	12 AUG 2002	Downgrade	No
105756AF7	Senior Unsecured	GBP	B2	12 AUG 2002	Downgrade	No
XS0084496602	Senior Unsecured	EUR	WR	3 MAR 2003	Withdrawn	No
DE0002309002	Senior Unsecured	DEM	B2	12 AUG 2002	Downgrade	No

105756AG5	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	BRL	WR	31 MAR 2003	Withdrawn	No
105756AH3	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0102005989	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AJ9	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0103912373	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
XS0106768608	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AK6	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AL4	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
JP507600A043	Senior Unsecured	JPY	WR	17 APR 2003	Withdrawn	No
XS0113389927	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AM2	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AP5	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0118241883	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AQ3	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0123149733	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
JP507600A142	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AS9	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	JPY	B2	12 AUG 2002	Downgrade	No
105756AT7	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
105756AU4	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
XS0145659651	Senior Unsecured	EUR	B2	12 AUG 2002	Downgrade	No
105756AV2	Senior Unsecured	USD	B2	12 AUG 2002	Downgrade	No
	Senior Unsecured	BRL	B2	25 NOV 2002	Assign	No
BRSTNCLF1774	Senior	BRL	B2	7 APR 2003	Assign	No